UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

____________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

 Millennium Tower

23 Aranha Street

 P.O. Box 20245

Tel Aviv, 61202 Israel

 (972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Fitch Downgrades ICL’s International Rating to BBB- with Stable Outlook.

Item 1

Fitch Downgrades ICL’s International Rating to BBB- with Stable Outlook

Tel Aviv, Israel, March 23, 2017 – ICL (NYSE and TASE: ICL) today announced, that Fitch Rating (“Fitch”) has lowered the company’s international corporate credit rating to BBB- with stable outlook. Fitch’s downgrade primarily reflects the weakened state of the global fertilizers market and follows downgrades to several of ICL’s peer companies over the past year, including ICL. ICL’s rating remains investment grade. According to the company’s estimate, the impact on its financial expenses will be negligible, if at all.

The Fitch rating is attached.

FITCH DOWNGRADES ISRAEL CHEMICALS

LTD. TO 'BBB-'; OUTLOOK STABLE

Fitch Ratings-London-23 March 2017: Fitch Ratings has downgraded Israel Chemicals Ltd's (ICL) Long-Term Issuer Default Rating (IDR) to 'BBB-' from 'BBB'. The Outlook is Stable. Fitch has simultaneously downgraded the senior unsecured rating on ICL's USD800 million 4.5% senior unsecured notes due 2024 to 'BBB-' from 'BBB'.

The IDR downgrade reflects Fitch's belief that ICL's FFO net adjusted leverage (leverage) will remain well above the previous negative rating guideline of 2.5x. We expect ICL's leverage to stay within the 3.0x-3.5x range from 2017 onwards, driven by a protracted fertiliser price recovery, moderation in capex and dividends, and gradual cost improvements in Chinese joint-venture (JV) operations. This follows the 4.1x leverage peak at end-2016 as fertiliser prices bottomed out and ICL made USD430 million in cash investments in the Chinese phosphate JV in 4Q15-1Q16.

KEY RATING DRIVERS

Fertiliser Segment Hit Hardest: ICL's Essential Minerals division faced further market pressure in both the potash and phosphate segments. In potash, ICL faced a 25% average realised price decline towards USD211/t in 2016. As ICL sits around the middle of the global potash cash cost curve on average, this price drop translated into a more than 50% reduction in the segment's reported operating profit in 2016. We expect the potash segment's margins to bottom out in 2017 as the average realised potash price drops to USD200/t, and start a modest recovery from 2018 as prices rise to USD210/t, and the higher-cost UK potash mine increasingly moves to cheaper polysulphates production.

The phosphate segment faced a double-digit price decline in 2016 and the share of raw phosphate rock sold declined in favour of more value-added phosphates, resulting in only a 9% decline in the segment's reported operating profit to USD132 million (excluding the Chinese JV) in 2016. However, the high-cost commodity-focused Chinese JV made around USD80 million reported operating loss in 2016 significantly diluting ICL's phosphates' margin. ICL's cost-cutting measures at its JV, together with its transformation into a specialty-focused producer will be key for the segment's margin recovery in the medium term.

Specialty Chemicals Resilient: ICL's Specialty Solutions division incorporates relatively less resilient specialty fertilisers, as well as more resilient bromine-based industrial products and phosphate-based advanced additives and food specialties. ICL maintains its global leadership in several markets such as bromine-based retardants (underpinned by cost and volume leadership in elemental bromine), and phosphate-based branded specialty fertilisers and food additives. The division contributes 55%-60% of ICL's sales, while its reported operating income contribution grew to above 60% from under 40% in 2015 as Essential Minerals' performance slumped.

No one product group of Specialty Solutions suffered a price decline of greater than 3% in 2016, excluding specialty fertilisers (-6%), while most benefited from 5%-10% volume growth. We conservatively expect modest 1% price declines on average across the production portfolio in 2017 followed by a flat trend thereafter, and 2%-3% volume growth, as well as resilient reported operating margins being modestly diluted towards 18% by 2020 from their 19% peak in 2017 on cost inflation (2016: 18.7%).

Discontinued Projects Support Outlook: ICL's decision to discontinue its Harmonisation and Ethiopia-based Allana potash projects, both with remote or uncertain benefits, supports the Stable Outlook. ICL's focus on the existing mining base and its intention to shift from capital-intensive commoditised chemicals to specialty chemicals implies lower, more predictable and smoother capex. We do not expect that the shift to specialties would require ICL to massively intensify R&D or selling expenses (brand development) in the medium term, as ICL's shorter-term plan is to replicate its phosphate expertise in the Chinese JV through to 2020.

Neutral-to-Positive FCF: We expect ICL to generate nil to low single-digit free cash flow over the rating horizon as weaker operating cash flows are offset by reduced capex intensity and moderation in dividends. In particular, we expect ICL's FCF margin to peak at 3.5%-4% in 2017 on minimal dividends and capex before falling towards a 0%-1% range as both dividends and capex increase slightly. This will allow ICL to reduce leverage towards 3.5x in 2017 and to 3.0x-3.2x in 2018 and 2019, which is comfortably well within the revised leverage rating sensitivities.

DERIVATION SUMMARY

ICL's business profile is a mix of the more volatile fertiliser segment and resilient specialty chemicals. ICL's Essential Minerals division has comparable cash costs and margins, albeit with smaller scale, with its US fertiliser peer Mosaic (BBB-/Stable), and weaker cost positioning if compared with its EMEA peers like PhosAgro (BB+/Positive) and OCP (BBB-/Negative). ICL's Specialty Solutions has bigger margins but lower scale and brand leadership if compared with its specialty peers with concentrated end-markets like Akzo Nobel (BBB+/Stable) or Royal DSM (A-/ Stable).

No country-ceiling, parent/subsidiary or operating environment aspects impact the rating.

KEY ASSUMPTIONS

Fitch's key assumptions within our rating case for the issuer include:

-  2017 Specialty Solutions sales and margins resilient as 2%-3% volumes growth offsets 1% average price pressure;

-  2017 potash realised price to decline by 5% before 5% growth in 2018 and to be flat in 2019;

-  2017 phosphates margin to drop by 1pp-2pp on weak pricing before 6pp-7pp recovery over 2018-2020;

-  post-2016 neutral-to-positive FCF on 9%-11% capex/sales and USD200 million-USD300 million dividends.

RATING SENSITIVITIES

Future Developments That May, Individually or Collectively, Lead to Positive Rating Action

-  Positive FCF translating into the FFO adjusted net leverage sustained at or below 2.5x Future Developments That May, Individually or Collectively, Lead to Negative Rating Action

-  Inability to maintain neutral-to-positive FCF leading to FFO adjusted net leverage rebased at above 3.5x

-  Market pressure leading to a sustained margin deterioration with EBITDAR margin falling below 15%

LIQUIDITY

At end-2016 the company had USD106 million cash and equivalents (excluding trading securities) and nearly USD1.3 billion committed unutilised credit facilities which cover the USD585 million short-term debt. Fitch's expectations of ICL's nearly USD200 milion post-dividend positive free cash flow for 2017 is an additional source for the company's 2017 liquidity.

ICL's post-2017 debt maturity profile remains comfortable with only USD366 million debt falling due in 2018-2020 and the remaining USD2,430 million to be repaid after 2020.

Contact:

Principal Analyst

Vladislav Nikolov

Analyst

+44 20 3530 1288

Supervisory Analyst

Dmitri Kazakov, CFA

Associate Director

+7 495 956 7075

Fitch Ratings CIS Ltd

26 Valovaya Street

Moscow 115054

Committee Chairperson

Peter Archbold, CFA

Senior Director

+44 20 3530 1172

Summary of Financial Statement Adjustments

-  8x multiple applied to capitalise end-2016 short-term operating lease commitments of USD46 milion

-  USD60 million of cash reclassified to restricted cash, including USD50m treated by Fitch as unavailable for debt repayment due to minimum operating requirements, and USD10 million trading securities

-  EBITDA adjusted up by USD585 million for non-operating/non-recurring items including non-cash asset write down and impairment

-  Cash flow from operations and Working capital outflow adjusted up by USD111m non-operating/ non-recurring provisions

Media Relations: Peter Fitzpatrick, London, Tel: +44 20 3530 1103, Email: peter.fitzpatrick@fitchratings.com.

Additional information is available on www.fitchratings.com. For regulatory purposes in various jurisdictions, the supervisory analyst named above is deemed to be the primary analyst for this issuer; the principal analyst is deemed to be the secondary

Applicable Criteria

Criteria for Rating Non-Financial Corporates (pub. 10 Mar 2017) https://www.fitchratings.com/site/re/895493

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 23, 2017